UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Vado Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

91875K 106

(CUSIP Number)

Reeve Benaron

13468 Beach Ave, Marina del Rey, CA 90292

(310) 289-4477

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 27, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91875K 106	13D	Page 2 of 5

1. Names of Reporting Persons
Reeve Benaron
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑
3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
77,743,189 (1)
8. Shared Voting Power
0
9. Sole Dispositive Power
77,743,189 (1)
10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
77,743,189 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
41.8% (2)
14. Type of Reporting Person
IN

(1) Consists of (i) 14,862,391 shares of common stock held directly by the Reporting Person, (ii) 59,449,425 shares of common stock held by trusts for the benefit of the Reporting Person’s family members in which the Reporting Person is the trustee, and (iii) 3,431,373 shares of common stock issuable upon conversion of a convertible note issued to Kahala19 LLC, an entity which the Reporting Person controls, having a principal amount of $800,000. See Item 3 below. Does not include options to purchase common stock of Socialcom, the Issuer’s subsidiary, that the Reporting Person holds, which may be exchanged for options to purchase the Issuer’s common stock in the future.

(2) See Item 5(a) below.

CUSIP No. 91875K 106	13D	Page 3 of 5

ITEM 1. SECURITY AND ISSUER

This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”) of Vado Corp., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 13468 Beach Ave, Marina del Rey, CA 90292.

ITEM 2. IDENTITY AND BACKGROUND

(a) This statement is filed on behalf of Reeve Benaron (the “Reporting Person”).

(b) The principal business address of the Reporting Person is c/o Vado Corp., 613468 Beach Ave, Marina del Rey, CA 90292.

(c) The Reporting Person’s principal occupation is serving as Co-Chief Executive Officer of Intrivo, a healthcare technology company. The Reporting Person also serves as a director of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(1) On February 24, 2023, the Issuer completed the share exchange (the “Exchange”) contemplated by the Share Exchange Agreement (the “Exchange Agreement”) dated January 30, 2023 with Socialcom, Inc. (“Socialcom”) and the stockholders of Socialcom signatory thereto. Pursuant to the Exchange, the Issuer issued the Socialcom stockholders signatory thereto a total of 169,434,640 shares of the Issuer’s common stock, representing approximately 96% of the shares of the Issuer’s outstanding common stock after giving effect to such issuance, in exchange for all of the shares of Socialcom common stock held by such Socialcom stockholders. As a result of the Exchange, Socialcom became an approximately 96.6% owned subsidiary of the Issuer. The remaining minority shareholders of Socialcom subsequently exchanged their Socialcom shares for Issuer shares, resulting in Socialcom becoming a wholly-owned subsidiary of the Issuer. In the Exchange, the Reporting Person and the trusts in which the Reporting Person is trustee exchanged a total of 8,492,779 shares of Socialcom common stock for a total of 74,311,816 shares of the Issuer’s common stock, and the Reporting Person was also appointed as a director of the Issuer.

(2) On February 7, 2023, Socialcom borrowed $800,000 from Kahala19, LLC, an entity controlled by the Reporting Person and issued the lender a fixed-rate convertible promissory note in the principal amount of $800,000. The note accrues interest at 7.25% per annum and matures in December 2025. The interest rate is subject to increase to 18% upon the occurrence of an event of default. The principal and accrued interest on this note is convertible into the Issuer’s common stock at a conversion price of approximately $0.233 per share.

The Exchange Agreement and form of convertible promissory note are incorporated by reference as exhibits to this Schedule 13D under Item 7.

ITEM 4. PURPOSE OF TRANSACTION

The information set forth in Item 3 above is incorporated herein by reference.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)

Aggregate Number and Percentage of Class of Securities

The beneficial ownership percentages disclosed below are based on 182,492,222 shares of Common Stock outstanding as of October 30, 2023, as reported in the Issuer’s Offering Circular on Form 1-A as filed with the Securities and Exchange Commission on November 21, 2023.

(b)

The Reporting person has sole voting and dispositive power over the Issuer’s securities reported herein as beneficially owned by him, subject to the pledge described in Item 6 with respect to the shares of commons stock he holds.

(c)	No reportable transactions occurred during the past 60 days prior to the date hereof.

(d)

To the best knowledge of the Reporting Person, no person, other than the Reporting Person, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities of the Issuer beneficially owned by the Reporting Person.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

To the knowledge of the Reporting Person, except as disclosed elsewhere in this Schedule 13D, there are no contracts, arrangements, understanding or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

		Incorporated by Reference			Filed or Furnished
Exhibit Number	Exhibit Description	Form	Date	Number	Herewith
10.1	Form of Amended and Restated Share Exchange Agreement*	8-K	2/21/23	10.1
10.2	Form of Convertible Promissory Note	1-A/A	7/25/23	3.1

* Certain schedules and exhibits to this agreement have been omitted. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.

CUSIP No. 91875K 106	13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 7, 2023	/s/ Reeve Benaron By: Ryan Carhart, attorney-in-fact
Date	Reeve Benaron

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.